AIS

[redacted]

08001208

March 10, 2008

RECEIVED
13

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 029/2008**

  Subject: Dissemination the Notice of the 2008 Annual General Meeting of Shareholders and the attachments on website.

  Date: March 10, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

3/13

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000
ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-6000

Summary Translation Letter
To the Stock Exchange of Thailand
March 10, 2008

AIS-CP 029/2008

March 10, 2008

Subject: Dissemination the Notice of the 2008 Annual General Meeting of Shareholders and the attachments on website.

To: The President
The Stock Exchange of Thailand

With reference to the 2008 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited ("the Company") will be held on April 10, 2008 at 10.00 a.m. at the Auditorium room, 9th floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok, in previous notification.

To disclose the information to shareholders, the Company has made the text of the letter of invitation to the Shareholders' Meeting together with all attachments in identical form that will be sent to shareholders on its website www.investorrelations.ais.co.th since March 10, 2008.

Furthermore, Custodian who is authorized by foreign shareholder can download Proxy Form C. on such websites for your convenience.

END